Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-223156

USD 1.25bn 4.338% Fixed-to-Floating Rate Senior Notes due 2024

Pricing Term Sheet

Issuer:	Barclays PLC (the “Issuer”)

Notes:	USD 1,250,000,000 4.338% Fixed-to-Floating Rate Senior Notes due 2024 (the “Notes”)

Status:	Senior Debt / Unsecured

Legal Format:	SEC registered

Principal Amount:	USD 1,250,000,000

Trade Date:	May 9, 2018

Settlement Date:	May 16, 2018 (T+5) (the “Issue Date”)

Maturity Date:	May 16, 2024 (the “Maturity Date”)

Coupon:

From (and including) the Issue Date to (but excluding) May 16, 2023 (the “Par Redemption Date” and such period the “Fixed Rate Period”), 4.338%.

From (and including) the Par Redemption Date to (but excluding) the Maturity Date (the “Floating Rate Period”), the interest rate will be equal to LIBOR (as described below), as determined on the applicable Interest Determination Date (as defined below), plus the Margin (as described below) (the “Floating Interest Rate”). The Floating Interest Rate will be reset quarterly on each Interest Reset Date (as defined below). The Floating Interest Rate will not be less than zero.

Fixed Rate Interest Payment Dates:	During the Fixed Rate Period, interest will be payable semi-annually in arrear on May 16 and November 16 in each year, commencing on November 16, 2018 and ending on the Par Redemption Date.

Floating Rate Interest Payment Dates:	During the Floating Rate Period, interest will be payable quarterly in arrear on August 16, 2023, November 16, 2023, February 16, 2024 and the Maturity Date.

Interest Reset Dates:	During the Floating Rate Period, the Floating Interest Rate will be reset quarterly on the Par Redemption Date, August 16, 2023, November 16, 2023 and February 16, 2024. If any Interest Reset Date would fall on a day that is not a Business Day, the Interest Reset Date will be postponed to the next succeeding Business Day, except that if that Business Day falls in the next succeeding calendar month, the Interest Reset Date will be the immediately preceding Business Day.

Interest Periods:	During the Floating Rate Period, each interest period on the Notes will begin on (and include) an Interest Payment Date and end on (but exclude) the following Interest Payment Date.

Interest Determination Dates:	The Interest Determination Date for each Interest Period will be on the second London Banking Day (as defined below) preceding the applicable Interest Reset Date (as defined below). “London Banking Day” means any day on which dealings in U.S. dollars are transacted in the London interbank market.

Day Count:	30/360, following, unadjusted (during the Fixed Rate Period) Actual/360, modified following, adjusted (during the Floating Rate Period)

Business Days:	New York, London

Preliminary Prospectus Supplement:	Preliminary Prospectus Supplement dated May 9, 2018 (the “Preliminary Prospectus Supplement,” incorporating the Prospectus dated April 6, 2018 relating to the Notes (the “Base Prospectus”)). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgement:	Yes. See section entitled “Description of Debt Securities—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Base Prospectus.

Ranking:	The ranking of the Notes is described under “Description of Senior Notes—Ranking” in the Preliminary Prospectus Supplement.

Optional Redemption:

The Issuer may, at its option, redeem the Notes (i) in whole or in part, pursuant to the Make-Whole Redemption (as defined in the Preliminary Prospectus Supplement) at any time on or after November 16, 2018 (six months following the Issue Date) until (but excluding) the Par Redemption Date and/or (ii) in whole but not in part, pursuant to the Par Redemption (as defined in the Preliminary Prospectus Supplement), on the Par Redemption Date, at an amount equal to 100% of their principal amount together with accrued but unpaid interest, if any, on the principal amount of the Notes to be redeemed to (but excluding) the redemption date, on the terms and subject to the provisions set forth in the Preliminary Prospectus Supplement under “Description of Senior Notes—Optional Redemption.”

For purposes of the Make-Whole Redemption, the 2024 Fixed-to-Floating Rate Discount Factor is 25 bps.

Tax Redemption:	The Notes are also redeemable as described under “Description of Senior Notes—Tax Redemption” in the Preliminary Prospectus Supplement.

Loss Absorption Disqualification Event Redemption:	The Notes are also redeemable as described under “Description of Senior Notes—Loss Absorption Disqualification Event Redemption” in the Preliminary Prospectus Supplement.

Events of Default Substitution:	The Notes are subject to the provisions described under “Description of Senior Notes—Events of Default Substitution” in the Preliminary Prospectus Supplement.

LIBOR:

3-month USD LIBOR (as determined by reference to Reuters Page LIBOR01) (“LIBOR”).

LIBOR will be determined by the Calculation Agent in accordance with the provisions described in the Preliminary Prospectus Supplement under “Description of Senior Notes—Calculation of LIBOR.”

If the Issuer determines that LIBOR has ceased to be published on Reuters Page LIBOR01 or any successor or replacement page as a result of such benchmark ceasing to be calculated or administered when any Floating Interest Rate (or the relevant component part thereof) remains to be determined by LIBOR, then the provisions described under “Description of Senior Notes—Replacement for LIBOR” in the Preliminary Prospectus Supplement shall apply to the Notes.

Margin:	+135.6 bps (the “Margin”)

Benchmark Treasury:	T 2 3⁄4 04/30/23

Spread to Benchmark:	150bps

Reoffer Yield:	4.338%

Issue Price:	100.000%

Underwriting Discount:	0.325%

Net Proceeds:	USD 1,245,937,500

Sole Bookrunner:	Barclays Capital Inc.

Co-managers:	Academy Securities, Inc.; ANZ Securities, Inc.; BMO Capital Markets Corp.; CastleOak Securities, L.P.; Citizens Capital Markets, Inc.; Commonwealth Bank of Australia; Erste Group Bank AG; Lloyds Securities Inc.; MFR Securities, Inc.; MUFG Securities Americas Inc.; nabSecurities, LLC; Natixis Securities Americas LLC; Nomura Securities International, Inc.; PNC Capital Markets LLC; Rabo Securities USA, Inc.; Samuel A. Ramirez & Company, Inc.; Santander Investment Securities Inc.; Scotia Capital (USA) Inc.; Siebert Cisneros Shank & Co., L.L.C.; Skandinaviska Enskilda Banken AB (publ); SMBC Nikko Securities America, Inc.; SunTrust Robinson Humphrey, Inc.; Telsey Advisory Group LLC; UniCredit Capital Markets LLC; U.S. Bancorp Investments, Inc.

Risk Factors:	An investment in the Notes involves risks. See “Risk Factors” section beginning on page S-13 of the Preliminary Prospectus Supplement.

Denominations:	USD 200,000 and integral multiples of USD 1,000 in excess thereof

ISIN/CUSIP:	US06738EBB02 / 06738E BB0

Settlement:	DTC; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-223156) and to be issued pursuant to the Senior Debt Securities Indenture dated January 17, 2018, between the Issuer and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”), as supplemented by the Second Supplemental Indenture, to be entered into on or about the Issue Date, between the Issuer and the Trustee.

Listing:	We will apply to list the Notes on the New York Stock Exchange

Governing Law:	New York law, except for the waiver of set-off provisions which will be governed by English law.

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Base Prospectus) and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Base Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Base Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling 1-888-603-5847.

No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000, as amended, does not apply (such persons being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity (including, but not limited to, any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities) to which this communication relates will only be available to, and will only be engaged with, persons who fall within the manufacturer target market described above.